March 31, 2005


VIA USMAIL and FAX (303) 300-3273
Mail Stop 0409

Mr. Paul J. McAuliffe
Director, Executive Vice President and Chief Financial Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Re:	AIMCO Properties, L.P.
	Form 10-K for the year ended 12/31/2004
      File No. 000-24497

Dear Mr. Paul J. McAuliffe:

      We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 13 - Partners` Capital, pages F-28 - F-34

Preferred OP Units, pages F-28 - F-33

1. Explain to us your basis for classifying the preferred OP Units owned by Aimco in permanent equity. We note that these securities are redeemable at Aimco`s option. In your response, explain your consideration of EITF D-98 and SFAS 150.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide any requested supplemental information. Please file your supplemental information on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.


      You may contact Wilson K. Lee, at (202) 824-5535 or me at
(202)
942-1993 if you have questions.



						Sincerely,



Jorge Bonilla
Staff Accountant



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AIMCO Properties, L.P.
March 31, 2005
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